Atlas Acquisition Holdings Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 105
Hobe Sound, Florida 33455
(772) 545-9042
January 20, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dana Brown

Re:	Atlas Acquisition Holdings Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-146368 (as amended, the “Registration Statement”)
Dear Mr. Brown:
     Pursuant to Rule 460 and Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the above-referenced Registration Statement to 2:00 p.m., E.S.T., Wednesday, January 23, 2008 or as soon as practicable thereafter.
     The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attention: Dana Brown

Sincerely,
Atlas Acquisition Holdings Corp.
By:	/s/ James N. Hauslein James. N. Hauslein Chairman of the Board and Chief Executive Officer
cc: Brian H. Blaney, Esq.